Exhibit 99.1
SATÉLITES MEXICANOS, S.A. DE C.V.
ANNOUNCES THE EXECUTION OF A RESTRUCTURING SUPPORT AGREEMENT
BY MORE THAN TWO-THIRDS OF THE HOLDERS OF
ITS FIRST PRIORITY SENIOR SECURED NOTES DUE 2011
Mexico, D.F. March 25, 2011 — Satélites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”) announced today that in connection with the implementation of a comprehensive recapitalization to be effected through a prepackaged plan of reorganization to be filed in the United States Bankruptcy Court for the District of Delaware (the “Prepackaged Plan”), holders representing more than 66 2/3% of the aggregate outstanding principal amount (the “Supporting First Priority Noteholders”) of the Company’s First Priority Senior Secured Notes due 2011 (the “First Priority Notes”) executed a restructuring support agreement (the “FPN Restructuring Support Agreement”).
On January 25, 2011, Satmex announced that it had reached an agreement with the holders of more than two-thirds of the outstanding principal amount of its 10 1/8% Second Priority Senior Secured Notes due 2013 (the “Second Priority Notes”) to support the Prepackaged Plan.
The Supporting First Priority Noteholders agreed, among other things, to (i) waive or forbear from exercising their rights under their respective First Priority Notes (and not to direct the First Priority Indenture Trustee to exercise any such rights) and, when solicited, (ii) vote all First Priority Notes beneficially held by them in favor of the Prepackaged Plan. Additionally, the Supporting First Priority Noteholders agreed not to opt out of the releases to be provided in the Prepackaged Plan (or, in the event the releases are structured to require an opt in, will opt into such releases). The Supporting First Priority Noteholders further agreed not to vote for or support any alternative transaction and to consent to certain adequate protection. The agreements of the Supporting First Priority Noteholders are several and not joint and are subject to certain conditions contained in the FPN Restructuring Support Agreement.
A supplement to the Disclosure Statement for the Prepackaged Plan regarding the FPN Restructuring Support Agreement and, separately, certain other information concerning elections to be made under the Prepackaged Plan by holders of Second Priority Notes, will be delivered to creditors solicited to vote on the Prepackaged Plan through their respective brokers and nominees. This supplement has also been posted to the Company’s website at www.satmex.com.
As announced on February 28, 2011, Satmex has also entered into a commitment letter with Jefferies Finance LLC providing for $325 million of committed senior secured exit financing, which may be used, along with the proceeds of the previously-announced $96.25 million fully-backstopped rights offering of equity securities to holders of Second Priority Notes, to, among other things, repay the First Priority Notes as outlined in the Prepackaged Plan and fund the timely completion of Satmex 8, a satellite scheduled to be launched in 2012 to replace the Company’s Satmex 5 satellite.
As part of the implementation of the Prepackaged Plan, Satmex and its subsidiaries Alterna’TV Corporation and Alterna’TV International Corporation, on March 8, 2011 commenced a solicitation of votes on the Prepackaged Plan from holders of record as of March 3, 2011 of the Company’s First Priority Notes and the Second Priority Notes. The solicitation period will expire on April 4, 2011.
This press release is for informational purposes only and does not constitute a solicitation to accept or reject the proposed Prepackaged Plan referred to herein or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any solicitation or offer to sell will be made pursuant to and in accordance with the Disclosure Statement and applicable law.

Safe Harbor and Forward-Looking Statements
This press release contains forward-looking statements. All forward-looking statements reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of this date. Actual results in the future could differ materially and adversely as a result of various important factors, including, but not limited to, the solicitation of votes to approve the Prepackaged Plan, the confirmation of the Prepackaged Plan by the applicable bankruptcy court, Satmex’s ability to obtain the financing necessary to consummate the Prepackaged Plan, the impact of changes in national, foreign and regional economies, the volatility in the U.S. and global economies and financial credit markets and the overall demand for the satellite services that Satmex provides, among other risk factors. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see Satmex’s Annual Report on Form 20-F for the year ended December 31, 2009 and subsequent Periodic Reports on Form 6-K.
About Satmex
Satélites Mexicanos, S.A. de C.V. is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex has designed, procured, launched and operated three generations of satellites during a period of over 25 years. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve our entire coverage footprint utilizing a single satellite connection.

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